Filed by QXO, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: TopBuild Corp.

Commission File No.: 001-36870

Odd Lots Podcast on Bloomberg Shared by Brad Jacobs on LinkedIn

Brad Jacobs on His Big Bet on Building Insulation

He's done it again. On Sunday night, building supply company QXO announced that it would be acquiring TopBuild for $17 billion. TopBuild sells and installs insulation for both the residential and commercial markets. For Brad Jacobs, the CEO of QXO, this is just the latest in a lifetime of deals he's made. In fact, he's made over 500 deals in his life across numerous public companies that he's founded, most of which have XO somewhere in the ticker. Brad's companies all tend to be highly focused on the so-called "old economy" or real physical world, but of course, as we've seen with the datacenter boom, the old economy is still hot and crucial. So we talk about the logic behind this deal, how the insulation market works, and the general state of the building supply market right now.

Apr 21, 2026

Transcript of Odd Lots Podcast with Brad Jacobs

Joe Weisenthal, Tracy Alloway, Brad Jacobs

1.	Tracy Alloway: Hello and welcome to another episode of the Odd Lots podcast. I'm Tracy Alloway.

2.	Joe Weisenthal: And I'm Joe Weisenthal.

3.	Tracy Alloway: Joe, we like talking about the old economy on this podcast, right? I don't even think—when people use that term old economy, I think it's kind of unfair.

4.	Joe Weisenthal: That’s funny, I was literally about to respond and say that that maybe like this whole old economy, new economy distinction, it's a little unfair. The old economy is still, still here. It's not, you know, it's not generative AI, but it's arguably, maybe it's even more important. The things that we call the old economy, you know—

5.	Tracy Alloway: What I was going to say—

6.	Joe Weisenthal: You couldn't have the new economy without, without cooling and heating.

7.	Tracy Alloway: This is exactly what I was going to say because like the old economy, the actual business of making things and moving things, heating and cooling is very much enmeshed with the new economy, which is all about generative AI. And in order to have generative AI, you need data centers, right? And if there's one thing we know about data centers, it's that they consume vast amounts of both building material and electricity.

8.	Joe Weisenthal: And yeah, heating and cooling and a lot of the big uh… So yes, you're absolutely right. We will, we will no longer use the slur “old economy.” We will find some other uh, other word. But yes, we like talking about industries in which physical things get built and then sold at a higher pro- at a higher price from which they were built from and how these how these things actually work.

9.	Tracy Alloway: Yes indeed. So, we are going to be talking about that today. We also like occasionally talking about deals and it's not every day that we get to talk about a deal that has literally just been announced and is, I think you know, one of the biggest deals that we've actually seen recently.

10.	Joe Weisenthal: That's right. It's a deal talk. Let's do it.

11.	Tracy Alloway: Okay, so we do in fact have the perfect guest. We're going to be speaking with Brad Jacobs. He's been on the show before, and he is, of course, the CEO and founder of QXO, which has just announced a huge deal to buy a company called TopBuild in the insulation space. They're paying $17 billion, and at the end of this acquisition, they expect to be the second largest publicly traded building products distributor in North America. So, truly a, a melding of mergers and again the, the old/new economy. Brad, welcome back to Odd Lots. Thanks so much for coming on.

12.	Brad Jacobs: Oh, my pleasure. Great to be here.

13.	Tracy Alloway: Congrats on the deal. The first question I have to ask is, is is it even accurate to call this an acquisition right now? Because if you're paying $17 billion for TopBuild, looking at QXO's market cap, you guys are at like $17 billion as well. This looks like a merger. This is so big. This basically looks like a merger.

14.	Brad Jacobs: Yeah, a merger. I'll go with merger. Merger's fine. We're putting together two great companies and forming an even greater one.

15.	Joe Weisenthal: You know what’s funny? I hadn't heard of TopBuild up until um, up until, you know, this morning or sorry, yesterday when the news came out that you're going to buy it. You know what I was thinking about? Like, America's incredible. Like, this company, so, its stock now, with the premium that's baked in today trading at $484, this was a $43 stock as recently as 2018. America is incredible. Like these companies that sort of fly under most people's radars can just d—you don't have to be in the NVIDIAs of the world to make a lot of money.

16.	Brad Jacobs: Well, I agree with that. You have to have a service or a product that there's demand for, and you've got to give a great customer experience. And if you have those two things, you'll make a lot of money.

17.	Tracy Alloway: All right. So, walk us through the rationale for doing this. Because again, like a huge deal, and it seems to have caught a few people off-guard. They were expecting you to maybe buy, you know, some smaller companies, keep the rollup strategy going, but again, this one is very large.

18.	Brad Jacobs: Oh, yeah. So, the acquisition of Beacon followed, following the acquisition of Kodiak, which followed the acquisition of, of, which is followed now by the acquisition of TopBuild takes us from, 11 months ago, where we had no building products revenue, let alone EBITDA, to the, the second largest publicly traded building products distributor in North America with more than $18 billion in combined company revenue and more than $2 billion of combined adjusted EBITDA. It's a big deal. It's a big deal in the industry. It's a big deal in the in the market as a whole. It's very accretive to our earnings, meaningfully accretive to our earnings. And when you look at the multiples, that's reasonable multiples. We're paying 14.9 times 2025 EBITDA pre-synergies and about 11.8 times EBITDA post-synergies, and, and there's tons of synergies we can get. We're targeting $300 million or so of synergies over the next five years.

19.	Joe Weisenthal: Just to zoom out for a little bit, regular listeners of course know who Brad is. We've had him on show several times, but just in case you don't, he is a serial entrepreneur. If there's ever a company and their ticker has “XO” in the handle, it almost certainly was founded by Brad.

20.	Brad Jacobs: One exception.

21.	Joe Weisenthal: Which one?

22.	Brad Jacobs: ExxonMobil.

23.	Joe Weisenthal: You didn't found that one. You didn't—

24.	Brad Jacobs: No, nope. I wish I had—

25.	Joe Weisenthal: The one that got away.

26.	Brad Jacobs: It got away from me.

27.	Joe Weisenthal: But like, so, but it's always these, again, hate, I hate words like “real economy” and “old economy,” but we could say physical economy, and it's like warehouses and trucking and freight brokerage and construction equipment rental and garbage stuff. Like anything real and physical. That's what Brad's into. He's founded numerous companies. He also wrote a book that came out in 2024, How to Make a Few Billion Dollars. And the reason I still have this job today is because I haven't gotten around to reading the book yet. Had I gotten around to reading the book yet, I'd probably be a billionaire by now, and I would be doing something different. But I I'll get around to doing that eventually. One thing that's interesting though to me, just learning about TopBuild today, in addition to seeing their stock, they had also been a serial acquirer. And in fact, it said, like, in one of their recent presentations, this has been one of their main strategies. So why don't you like talk about like, who is this company TopBuild? What do they do, and how did they get like on your—tell us a little bit about this the history and the footprint of this company that you're buying?

28.	Brad Jacobs: TopBuild is the largest installer and distributor of insulation. And as you were just saying that everybody needs insulation. Every, every house needs insulation in the walls. Every office building needs insulation everywhere. It's, you know, it's a needed product and it's, it's not going anywhere. It's not going to be disrupted by AI or LLMs. It's just not going to go away.

29.	Joe Weisenthal: Yeah.

30.	Brad Jacobs: So, when we complete the merger, we'll be number one in insulation. We'll be the second biggest in roofing. We'll be number one in waterproofing. And we'll hold number one or number two positions in in certain geographies within lumber and building materials. So, we'll have a huge addressable market, several hundred billion dollars.

31.	Tracy Alloway: So, I take the point that everyone needs insulation. This is definitely true, but we, we alluded to this in the intro. Data centers in particular need insulation. How much of this deal is the expectation that you're going to be getting a lot of business from the data center buildout as well?

32.	Brad Jacobs: Oh, we will get a lot of business from data centers, but not just on the insulation. Data centers need roofs too. Data, data centers need waterproofing. Very much so. Data centers often need lumber-related products. So, so data centers are big consumers of, of building products. Now, TopBuild itself has single-digit percentage exposure to data centers, but it's very fast growing.

33.	Joe Weisenthal: Wait, sorry, say that. How much exposure?

34.	Brad Jacobs: Single-digit percentage of the revenue.

35.	Joe Weisenthal: Got it. Got it.

36.	Brad Jacobs: But but in terms of growth, it's growing very, very fast.

37.	Joe Weisenthal: And then how much? Okay. So, how much is it—when we think about the insulation market in general. How much is it residential? How much is it commercial? And is there a lot of overlap, or do companies tend to specialize in one or the other?

38.	Brad Jacobs: It's fairly evenly split. They have a little more residential than commercial, but they have both.

39.	Joe Weisenthal: Okay.

40.	Brad Jacobs: They have both. And, and we have that as well, by the way, in our, the company, the two companies we bought before this, Beacon and Kodiak, we have residential customers, we have commercial customers, we have industrial customers, we have municipal customers. Everybody needs building products. If there's a building, it's made of building products.

41.	Joe Weisenthal: And just to be clear on the nature of the business, is it, do they— they're they do installation, like what do they, within the within the, the insulation supply chain, where do they sit exactly? Is it, do they manufacture it, or is it just distribution and installation like what do they do?

42.	Brad Jacobs: They don't manufacture it.

43.	Joe Weisenthal: Okay.

44.	Brad Jacobs: It, they they buy it, and then they either resell it at, at a higher price to, to a contractor or they actually install it. They sell it and install it and, and to various customers.

45.	Tracy Alloway: So, well now I have a dumb question. But is there is there like quality differences in installation? Sorry, let me restate this. Okay. Well, now I have a dumb question, but is there a quality differential when it comes to insulation? Like, is there a particular type of insulation that a data center would need versus your run-of-the-mill house?

46.	Brad Jacobs: There’s not too many different types of insulation, but there are different types. And the big manufacturers are ones like Owens Corning or Johns Manville or Knauf is another big one. So, these are, you know, big companies and, and very high quality stuff. So, insulation has been around for a long time, but technology makes it better and better every decade.

47.	Joe Weisenthal: What's where's it made insulation?

48.	Brad Jacobs: It's mostly made in United States.

49.	Joe Weisenthal: Is it?

50.	Brad Jacobs: Yeah.

51.	Joe Weisenthal: This seems to me, I was surprised. I remember the last time we talked to you about like roofing, and you mentioned how much, or like a shingle is still made in the US. Talk to us about like, why is that? Why is this a, a particular type of good that is still largely what are the economics of it such that it still makes sense to manufacture it in the United States.

52.	Brad Jacobs: It's more about regulations.

53.	Joe Weisenthal: Okay.

54.	Brad Jacobs: So, the types of building products, the regulations, the codes are different country to country. So, insulation in Europe is not quite the same as insulation here. Roofing products in Europe—not quite the same it is over here. So, waterproofing same thing. So, slightly different regs, and that makes it better to manufacture closer to where it's being used.

55.	Tracy Alloway: So, how did TopBuild actually get on your radar? Did you initially approach them? Did they approach you?

56.	Brad Jacobs: Oh, we approached them. Absolutely. We approached them first. Yeah.

57.	Tracy Alloway: Okay. So, now I'm very curious, because I know you have a lot of experience in M&A. And you know, a lot of people would describe your business as basically a rollup for building materials. But, I also know, from reading your book, and by the way, Joe, I am not yet a billionaire, but I did read the book. You have a very a very specialized process when you target a company to acquire them, including having a former CIA intelligence officer, one of the guys who I think like worked with lie detector technology.

58.	Brad Jacobs: He was on your podcast!

59.	Tracy Alloway: Yes. Yes. So, did he did he interview all the CEOs, and they all went through background checks and that sort of thing?

60.	Brad Jacobs: Yeah, absolutely. So, so we didn’t do background checks, but we spent two days in our lawyer's offices here in in in New York. And about 15 members of the senior management team of TopBuild came up, including the CEO and CFO. And yeah, we interviewed each one for like an hour and a half and got to know them, and it checked out. Everything they said was true.

61.	Joe Weisenthal: I love that. Interview two guys for an hour and a half, and here's $17 billion. Sounds good. No, there's a, I'm sure it's a little more complicated than that. What else goes in in the due diligence process? Do you go around and talk to customers?

62.	Brad Jacobs: Oh, yeah.

63.	Joe Weisenthal: So, talk to us about that.

64.	Brad Jacobs: Well, we have a lot of the same customers. We have a lot of the same vendors.

65.	Joe Weisenthal: Okay.

66.	Brad Jacobs: Big, big overlap. So, TopBuild is a very well-known company. It's the number one company in its field. So, it's pretty easy to check them out. So, we we knew what we were getting before we did those interviews over two days.

67.	Joe Weisenthal: Yeah.

68.	Brad Jacobs: But still, you want to talk to the people. You want to find out where are the skeletons, and what are the risks, and what are the good things, and where's the opportunities, and where's the upside, and what are some things you can bring to the table, particularly in terms of technology that could turbocharge the growth of the company. So, those in-person meetings are very important. It's not the only part of due diligence.

69.	Joe Weisenthal: Sure.

70.	Brad Jacobs: You do a lot of stuff online. You do a lot of stuff with third party channel checks, but those in-person meetings with the management team are absolutely crucial. I would never buy a company, any company, without doing management interviews. That's the most important part of due diligence.

71.	Tracy Alloway: It's funny, I was hanging out with some people over the weekend, and I was hearing about some deals that they were doing in the AI space, including a pretty large deal that apparently they completed in an afternoon. And you can imagine what the due-diligence process is on a deal that's completed in a single afternoon.

72.	Brad Jacobs: I don't know how to do that yet. That that that that's over, over my capabilities, but it doesn't it doesn't take a long time. We’re surgical and not overly intrusive in the due diligence, but afternoon's a little tight.

73.	Tracy Alloway: So, what made you comfortable with the premium? Because again, 23% on the existing share price of TopBuild, that's a pretty, you know, that's a pretty nice amount of money.

74.	Brad Jacobs: Yeah, it's a fair price. It's, it's not a terribly high price. It's not a terribly low price. When you look at multiples of EBITDA, it's 14.9 times 2025 EBITDA pre-synergies and about 11.8 times EBITDA post-synergies, the expected synergies. So, you know, it's reasonably priced. It's, it's a lower multiple than we trade at, which is very important because that's where you get the accretion, the accretion to earnings per share. This is going to be a massively accretive transaction for us.

75.	Joe Weisenthal: Talk to us about, setting aside, like setting aside this acquisition, which we'll come back to. How does business feel over the last year? You know just general economic conditions in the building materials distribution world. What's been the last year like?

76.	Brad Jacobs: Super soft. Super, super soft. Now super soft because demand in general in building and construction is soft. It's weak and we're not immune to that. But we've mostly been in roofing up until recently.

77.	Joe Weisenthal: Yeah. Right.

78.	Brad Jacobs: Now, roofing is a special animal because it's extremely affected by weather, meaning bad weather. You want to have—bad weather is good weather for roofing. So, you want to have, you want to have sleet and a lot of hailstorms and hurricanes and tornadoes. And I got to tell you, there's a lot of cognitive dissonance about that, because all my life I've watched television, you see a hurricane. Like normal people, unless you're a sociopath, you feel bad. You feel, oh wow, it's too bad that these people are getting their—

79.	Joe Weisenthal: Right. Have you become a sociopath for—

80.	Brad Jacobs: No, no, no. Definitely not becoming a sociopath.

81.	Joe Weisenthal: What, no hail?

82.	Brad Jacobs: No, but my point is this. If a normal person watches television and sees a people's houses getting the roofs being blown off, usually you feel bad about that. You feel compassionate. You feel, oh, wow, it's too bad for them.

83.	Joe Weisenthal: Yeah.

84.	Brad Jacobs: So, there's a dissonance here because that's really good for the roofing business. So, so one half of your brain is still a human and compassion and feeling bad for this and the other side you're, “Yeah, great. I got a storm. Got a hailstorm. Isn't that fantastic? These people's roofs all go flying off. We're going to get more business.” So, the the the good or bad news, depending on your perspective, is in 2025, there really weren't any big storms. There weren't any named storms, big hurricanes, tornadoes. So, that was bad. And, and compounding on that, in the first quarter here, you had the bad kind of bad weather, which was snow and other bad weather that just slowed everything down, just stopped business, but didn't create any demand from roofs.

85.	Joe Weisenthal: Didn’t create any roof damage.

86.	Brad Jacobs: Exactly. So, so the the external conditions haven't been great. Now, that said, I don't care, because I'm not building a business for one year or two years or three years. Like I did in my previous companies, I'm building a strong, durable, iconic company that's going to be around for decades. And and that's what I think—we're always thinking about long term. We're thinking five, 10 years. We're not thinking about a quarter or the year. If we have a choice on a decision for capital allocation or M&A or investment, we barely think about what, “How is it going to affect this quarter or this year?” It it's really, “How's it going to affect the long term?”

87.	Tracy Alloway: Were you impacted by the tariffs at all? Did that complement, sorry, did that complicate the existing business?

88.	Brad Jacobs: Not too much because in roofing, which is what we've been, up until Kodiak and now TopBuild, almost all of it is is manufactured in the United States, sold in the United States, or manufactured in Canada or sold in Canada. And we really don't have business overseas. So, the tariffs didn't really affect us. Now, it might have affected demand destruction overall. It might have affected how much construction was happening, but directly, we were not clobbered by the tariffs. The weather the weather clobbered us a lot more than the than the tariffs.

89.	Joe Weisenthal: What is the main commodity input for insulation?

90.	Brad Jacobs: Oh, it's it's chemical. It's it's chemically created and it's refined in a manufacturer with a lot of people looking like chemists.

91.	Joe Weisenthal: So, like is it petrochemical? Like if like oil prices were to surge, would that be a sort of like margin crimping factor for insulation prices?

92.	Brad Jacobs: Well, I think you're better off with oil prices lower—

93.	Joe Weisenthal: Yeah.

94.	Brad Jacobs: —for demand. Not so much for the cost of the goods. But lower oil prices, there's more confidence and more demand. But the real factor for building products is mortgage rates. So, mortgage rates, when they were seven and a half percent, was was really bad.

95.	Joe Weisenthal: Yeah.

96.	Brad Jacobs: Because people had three percent mortgages or three and a quarter percent mortgages, and people just have a problem paying off a three percent mortgage and taking out a seven percent mortgage. They're now down a bit, six and a half-ish percent, but they’ve got to come down more. So, when, when the Iran war finally ends, and it'll end someday, and interest rates come down, which, which they will under this administration, I I pretty good odds that mortgage rates will come down and business will start booming.

97.	Tracy Alloway: Yeah, this is what I wanted to ask, which is, I guess, financing availability at the moment. Because clearly, we are in the midst of this Iran situation. And we have seen some very volatile markets out there. We’ve seen traders start to ratchet down, I guess, their expectations for a rate cut later this year. What’s been, what’s financing been like for you at QXO?

98.	Brad Jacobs: We have no problem getting access to capital. That, that’s not been an issue for us. We’ve raised, since I started the company, almost a couple years ago, we’ve raised something like $15 billion, and fairly easily. On this transaction here, in addition to that, you know, it’s $17 billion. Now, part of that, roughly about 55% of it is going to be in the form of stock. But the other is cash. And raising––we’ve got debt commitments from Morgan Stanley and from Wells Fargo and from Barclays and, you know, pulled that all together in about a week.

99.	Joe Weisenthal: Is synergies––when you talk about the future cost savings, is that a euphemism for layoffs?

100.	Brad Jacobs: No! Just the opposite.

101.	Joe Weisenthal: Okay.

102.	Brad Jacobs: It’s to grow the business. It’s to figure out ways that you can cross-sell customers. A contractor who’s selling roofing, is, use, is buying roofing and putting that into their construction, pretty good chance they’re going to want insulation in what they’re building, too. So, we also sell windows and doors for example and, all of our customers have some exposure to windows and doors. And we’ll be number one in insulation, number two in roofing, number one in waterproofing, and number one or number two in the key geographies served within lumber and building materials. There’s a lot of cross-selling between insulation, roofing, waterproofing, and lumber.

103.	Tracy Alloway: Wait, say more about that. Because, you know, we hear from executives all the time when they talk about synergies in, in kind of general terms, but what exactly is, I guess, the low-hanging fruit in this particular deal? Like, what is it that you’re able to do from day one versus what you’re able to do in like a year or two?

104.	Brad Jacobs: Well, the first thing that we do when we go in to buy a company, whether it’s TopBuild or anybody else, is we, we meet with as many people as we can. And we ask them to just step back, get out of their normal comfort zone, and think about what would be the perfect circumstances and tools and techniques and repositioning of the company to growing fast. Where’s their, where are their pain points? Where are things that are holding them back? And we collaboratively put together a business plan. Now, I already know, like with every other acquisition we’ve done, ever, technology is going to be the first thing. Technology today slows people down in the market. They’ve got to get the latest technology, the latest warehouse management systems, which we’ll bring to the table, the greatest TMS, transportation management system. The greatest ERP. The, which is also using a CRM that’s AI-generated to empower the sales force and keep productivity up. Technology is, is the number one enabler of synergies. But there’s going to be so many synergies here. The cross-selling is a big one. There are some cost savings. When you’re a bigger player––we’re going to be the second biggest publicly traded building products distributor––we will get, because we deserve, a better price from the manufacturers. Bigger customers get bigger discounts, bigger rebates than the smaller customers. So, a building products distributor, like any distributor, makes money by buying products as cheap as possible and then selling them at a reasonable price that’s a markup from what you buy. These are the two main things: you’re buying and you’re selling. Now, in the meanwhile under that, you have to manage your costs. Make sure your costs are efficient and lean and not wasteful and not inefficient. But that’s not really where you make the money. You don’t make the money on slashing costs. That’s what private equity guys do, that’s not what I do. What I do is I invest in the business, I invest in the people. I invest in their learning and development. I invest in their training. I invest in their careers. We tie the compensation to results. We figure out what are the right KPIs, the key performance indicators, what are the right metrics that are, that mark success in this business. Then we tie the compensation to that. Let people, out of self-interest, do great for the company and and and create organic revenue growth through the top side, and then margin expansion on the bottom side.

105.	Joe Weisenthal: I love a business that’s just buying something and finding an opportunity, you know, buying something, assembling it, making it to nice, then selling it for more. It’s old fashioned. It’s honest. I respect it a lot. I’m glad that you mentioned the alphabet soup of different types of enterprise software that a business has. Why don’t you––one of the biggest themes as you note in the market this year, really maybe in the last six months, but definitely in the last year, is this idea that the relationship between businesses and their software vendors is going to change and the reason for this is AI. And maybe that, maybe some businesses that didn’t have, that weren’t, that didn’t have that expertise in-house, maybe we’ll build this solution on our own rather than hire etc. Setting aside this deal right now, has your, in the last year, has your relationship with software vendors, does it feel like the leverage is changing things to AI, whereas maybe you, at the negotiating table, when you’re re-upping negotiation for seats, etc., where you have a little bit more, you can cancel deals or get better pricing. Talk to us about what’s going on on the tech side.

106.	Brad Jacobs: Not really. A lot, a lot of our technology is homegrown. We have a lot of people we’ve hired from Microsoft and from other, other big–

107.	Joe Weisenthal: Sure, but you’re not like building your own payroll software. Right?

108.	Brad Jacobs: We still, we still use, outsource the–

109.	Joe Weisenthal: That’s what I’m saying, like.

110.	Brad Jacobs: That hasn’t changed much.

111.	Joe Weisenthal: There’s a lot of anxiety in the market that all these legacy companies that do something simple like payroll, all, look at, you’ve seen, you, you’ve seen their share prices, I don’t need to show them to you.

112.	Brad Jacobs: Long term, Joe, that’s true. Long term that’s true.

113.	Joe Weisenthal: Okay.

114.	Brad Jacobs: Long term that’s true for pretty much every job in every, every industry and every company. Is AI and tech, and robotics and automation, is going to disrupt quite a number of jobs and, and, but having said that, the productivity of the economy is going to be so much greater that we can afford to have more free time and, and still enjoy a nice lifestyle. So, I’m not worried about that.

115.	Joe Weisenthal: No, not worried, but do you, what I’m saying is like, are you, like do you have any opportunities to like, are you a beneficiary of these tools?

116.	Brad Jacobs: Oh, yeah. Huge.

117.	Joe Weisenthal: Talk about, yeah.

118.	Brad Jacobs: Absolutely. So, so I’ve never been, I’ve been a CEO since 1979. It’s the only job, the only job I’ve ever had. I’ve never been more productive, by a long shot, than I am right now. Reason being, we have AI taking notes in all the important meetings around the company.

119.	Joe Weisenthal: Okay.

120.	Brad Jacobs: So, at the end of the day, I can get a dozen readouts of AI-generated summaries of everything that’s going on in the company. Stuff that in the old days before you had the AI note taking, either it wouldn’t reach to me, or it wouldn’t reach me or it would take, you know, two or three months before it got to me. So, so as a CEO now, you know what’s going on in the company all over the company right away in real time. And when you have longer meetings the AI will do sentiment analysis, the AI will look at trends. We can do customer surveys, employee surveys using AI that, so powerful now. I mean, you can get real good analysis from it. I mean, it’s hugely powerful. So, you can see where this is going. AI is going to make corporate America far more efficient than it is right now. Everything that’s measurable will be measured, analyzed, and then suggesting how to improve it in real time. It’s very exciting time to be alive and be in the corporate world.

121.	Tracy Alloway: Just going back to the QXO business. So, I know I keep saying this is a very big deal, and it is, and it immediately vaults you to, as we said, the second largest publicly traded building product, building products distributor in North America. As you get bigger and as you make more of these acquisitions, you know, fairly quickly, you’ve done like three or four now in a little over a year, I think, or maybe a little less than a year. Do you worry about antitrust at all?

122.	Brad Jacobs: Well, we’re not at a point where our market share is so huge that it would have any effect on raising prices to the customer. So, no, I don’t worry about that right now.

123.	Joe Weisenthal: Tracy, did you have a follow-up there, or?

124.	Tracy Alloway: Yeah, okay. Alright, so on that note, what is the universe of potential targets look like to you right now and should we expect that your next deal is going to be quite as large?

125.	Brad Jacobs: Well, we have a big pipeline and we’re always talking to many, many acquisitions at the same time. A lot of, a big mistake a lot of rollups do, or even corporate acquirers, is they kind of dabble in M&A. They don’t have like a scientific organized process. So, they work on one deal, fall in love with the deal, and they overpay. It’s like the biggest crime, the biggest mistake you can make as an acquirer is to overpay. People say, oh well, don’t worry about it, you’ll forget about the purchase price the next day. Well your balance sheet never ever forgets the purchase price. That’s money that you’ve wired out of your account into someone else’s account. It’s not coming back. So, you gotta watch the purchase price quite closely.

126.	Joe Weisenthal: What’s your advice? You know, one of the things that I’m aware of over the last 10, 15 years, is the rise of like, I think they’re called like search funds of something. You get like some guy who’s like an MBA, maybe a Wharton, they don’t know what they want to do. They raise some money from their friends and they’re like, alright, we’re gonna go buy this local like pool supply company or whatever, HVAC company, and we’re gonna like Six Sigma it up and then we’re gonna make some money, etc. I think you’re probably a god to these people. Because they, you’re, but you, cause you have the art of buying companies down in practice. What are they, what do you see them go wrong, typically? What would be your advice to these types who think, you know what, I’m gonna buy an old-fashioned business and make it run great. Where do you see people go wrong in this?

127.	Brad Jacobs: Most of them go wrong. Most of them go wrong because they’re really not operators. They’re really just promoters. They’re financial guys and that’s fine, but they don’t integrate and optimize the businesses. Now, they can still make money on the spread. In other words, you see some of these smaller rollups, they buy a bunch of companies, that, whether they’re veterinarians or car washes or whatever, and they buy them at single digit multiples, and then suddenly they’re $100 or $200 million of EBITDA. And they say, wow, I’m a big company, I should get a double-digit multiple. And often times that works. But that’s not, that’s not how we make money. We make money on, yes, buying companies at a lower multiple than we raise capital at. And then integrating them, optimizing them, improving them. Making yourself more valuable to the customer. Making yourself a real exciting place to work for the employees. Making a real good, long-term business plan that makes value for everyone in the ecosystem. That’s not what these smaller rollups do. These smaller rollups are really simply playing the arbitrage between what they buy on, on small companies and then aggregating them to get a higher multiple.

128.	Joe Weisenthal: You're, you know, I asked you if the, the synergies were cost, or euphemism for layoffs, and you quickly shot that down. You know, one of the things that Warren Buffett said from time to time is like, people who, like family-owned businesses, some of these smaller businesses, they like selling to Warren Buffett. They felt like, okay, this company that I've worked with and built for a long time, it's going to be in good hands. Maybe you'll give Warren Buffett a slightly better price than the other guy who came knocking. Do you feel like from your perspective, it's important that like the, the would-be seller, they like you, that they feel that this thing that they work to build is going to be in good hands? And is that part of your long-term strategy?

129.	Brad Jacobs: Yeah, I think if you I do. When you're selling a company, it's, it's kind of emotional thing. And, and, I mean, you're not going to sell a company for like 20% less just because just, just because you like the guy, but you're not, you don't necessarily go with the highest bidder every time. Now, it depends who you are. If you're private equity owned, yeah, you probably will go with the highest bidder because you're going away and really don't care. If you're a privately owned company by a family, you care very much about who you sell the company to, because it's your legacy, maybe there's relatives, there's local communities, is it's a big deal. They want to make sure that you're going to be a good steward for something they've built up over 10, 20, sometimes 30 years. So, yeah, it does make a big difference.

130.	Tracy Alloway: Okay, I'm going to put you on the spot now, but when you were negotiating on the TopBuild deal, what was like the biggest sticking point that you had to haggle out? What was the biggest point of contention?

131.	Brad Jacobs: Well, it's always price because the buyer wants the lowest possible price and the seller wants the highest possible price. But we found a compromise. We found something in the middle that was fair both for them and for us. That was really the main sticking point. There weren't a lot of other—the, the other stuff we saw eye to eye. They're very similar cultures in a lot of different ways. They're good operators. We're good operators. They've done a lot of M&A. They've done a few dozen deals that built up the company. We're big in M&A. You know, as you know, I've done, my teams and I have done over 500 acquisitions. So, there's a lot of stuff in common that we had a lot of mutual affinity and respect over.

132.	Joe Weisenthal: By the way, I know this is no longer your main, your thing anymore. But I'm just looking at some of the other companies in the XO family, the XO family. And XPO, that stock is on an absolute tear, and I've been seeing like trucking is like kind of back. Like trucking is hot these days. Can you talk a little bit about what's going on in freight? And obviously, even though it's not your main focus these days, I'm sure your business touches freight every single day. Why is freight so hot again?

133.	Brad Jacobs: Well, freight isn't so hot across the board.

134.	Joe Weisenthal: Okay.

135.	Brad Jacobs: Some companies are still, you know, not, not doing so well in that. Now, XPO under Mario, under Mario Harik’s leadership is doing fantastic. I, I attribute that mainly to Mario and the team. The execution of the business plan has been fantastic. Just laser-like surgical getting the damages down, getting the on-time up, improving the customer experience. Just, just done an amazing job at it. Just executed very, very, very well on that. And that's why the stock has performed so well. But it's—management matters in any company, in any industry, management matters a lot. You can have a strong management team who understands how you make money, has the nose for money, has the analytical capabilities of knowing what's important, what's not important, treats their employees right, treats their customers right, treats their vendors right, and they'll make a lot of money. And you'll have the same exact business across the street with not so sharp management. They don't treat their customers right, they don't treat their employees right, they don't treat their vendors right, and boom, company doesn't do so well. So, management matters, matters a real lot.

136.	Tracy Alloway: But again, I know you're not, you know, on a day-to-day basis with XPO now, but do you get the sense that the, the trucking cycle has turned that—

137.	Joe Weisenthal: J.B. Hunt is at an all-time high, too.

138.	Tracy Alloway: Yeah, a meaningful uptick in in freight?

139.	Brad Jacobs: There are several important gurus, analysts in in the industry experts in trucking who have called a turn in the last couple months. We'll see. You know, couple months doesn't make a trend yet, but at the time it has looks like it's inflected. It looks like there's more goods moving. There's more freight moving. Industrial America is starting to get a little bit better. There’re more pallets on the road. It looks like trucking has gotten better, but it's early days still.

140.	Joe Weisenthal: I just have one last question. I guess it's basically about the business environment. It's, so obviously interest rates are going to be a huge factor, out of your control though, etc. So, what can you do about it? Weather, out of your control. Oil prices are going to be a factor. Energy prices are going to be a factor in any sort of real goods space. Another thing that's out of your control. But like, here's the weird thing, and I think a lot of people have like, this is the hard thing that a lot of people have a hard time reconciling, which is that like, the last couple of years maybe the last several years, last couple of years, they felt pretty chaotic. There's obvious— there's a war going on right now. We had this huge trade, trade shock last year, etc. Some of the tariffs got watered down a little bit, but it was still a high level of uncertainty. But, and you know you know consumer sentiment's pretty negative etc., and even business sentiment when I read the regional surveys, not that great. And yet, by and large, corporate America seems to be doing well and make a ton of money, and you wouldn't necessarily know, especially if you look at the stock market that there is all this this uncertainty going on. Like, what is, do you feel a relationship between like the chaos that you read about, about in the news, and the choices that businesses make on a day-to-day to either invest or not?

141.	Brad Jacobs: Of course. So, so, all the things you mentioned, energy prices, interest rates, etc., that affects business. So, in terms of capital allocation, that really matters. Now, you can always make money if you’ve got a smart management team in every part of the cycle—the top, the bottom, the middle—there's always a play. There's always a way to make money. Now, it's different in different parts of the cycle.

142.	Joe Weisenthal: Yeah.

143.	Brad Jacobs: When things are depressed, you can buy back your stock. You can do M&A. It's, when stocks are, when, when multiples are really high, you can make a dividend and use stock for stock deals with companies. So, I mean, there's different there's different plays at different parts of the cycle, but people who have the nose for money will be able to figure out how to make a buck in any part of the cycle.

144.	Joe Weisenthal: I got to read your book.

145.	Tracy Alloway: All right. Brad, we're going to leave it there, but thank you so much for coming back on Odd Lots to explain the latest deal. Really appreciate it. Oh, wait. I should ask before we let you go. Any hints on the next target? You have roofing, you have water waterproofing, you have insulation. What's next?

146.	Brad Jacobs: Tracy, we don't look at just one thing at a time. That's what we, that's our MO in terms of M&A is, look at, cast a wide net. Talk to lots of different acquisition candidates at the same time. Move them all forward ahead like a funnel and see who gets to the finish line. And, and that way you're, you're relaxed about it. You're not, you don't have a gun to your head about a specific deal. So, I, I It's not like I'm being coy and not telling you the next deal. I don't know! We're looking at lots of different things. We'll see when and which company the stars line up for.

147.	Tracy Alloway: All right. Well, I can tell you in the Northeast a lot of people are looking at wood burners at the moment because the cost of heating oil has gone up quite a bit. So maybe, maybe there's something there.

148.	Brad Jacobs: There you go!

149.	Tracy Alloway: I'm saying this out of my own self-interest. Okay, Brad Jacobs, thank you so much for coming back on Odd Lots.

150.	Brad Jacobs: Pleasure’s all mine.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements. Statements that are not historical facts, including statements about beliefs, expectations, targets or goals, the expected timing of the closing of the proposed acquisition, the anticipated benefits of the proposed acquisition, including synergies, and expected future financial position, total addressable market, positions in building product verticals and results of operations, are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. In some cases, readers can identify forward-looking statements by the use of forward-looking terms such as “may,” “will,” “should,” “expect,” “opportunity,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “goal,” or “continue,” or the negative of these terms or other comparable terms. Forward-looking statements involve inherent risks and uncertainties and readers are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statements. Factors that could cause actual results to differ materially from those described herein include, among others: (i) the risk that the proposed acquisition of TopBuild Corp. (“TopBuild”) may not be completed on the anticipated terms in a timely manner or at all; (ii) the failure to satisfy any of the conditions to the consummation of the proposed acquisition, including the risk that the required shareholder approvals may not be obtained; (iii) the effect of the pendency of the proposed acquisition on each of QXO, Inc.’s (“QXO”) and TopBuild’s business relationships with employees, customers, or suppliers, or on operating results or the businesses generally; (iv) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the acquisition agreement for TopBuild, including circumstances that require the payment of a termination fee; (v) the possibility that the proposed acquisition may be more expensive to complete than anticipated, including as a result of unexpected factors or events, significant transaction costs or unknown liabilities; (vi) potential litigation and/or regulatory action relating to the proposed acquisition; (vii) the risk that the anticipated benefits of the proposed acquisition may not be fully realized or may take longer to realize than expected; (viii) the impacts of legislative, regulatory, economic, competitive or technological changes; (ix) QXO’s ability to finance the proposed acquisition; (x) unknown liabilities and uncertainties regarding general economic, market sector, competitive, legal, regulatory, tax and geopolitical conditions; and (xi) those risks and uncertainties set forth in QXO’s and TopBuild’s filings with the Securities and Exchange Commission (the “SEC”), including each company’s Annual Report on Form 10-K for the year ended December 31, 2025 and any subsequent Quarterly Reports on Form 10-Q. Forward-looking statements should not be relied on as predictions of future events, and these statements are not guarantees of performance or results. Forward-looking statements herein speak only as of the date each statement is made. Neither QXO nor TopBuild undertakes any obligation to update any of these statements in light of new information or future events, except to the extent required by applicable law.

Important Information for Investors and Stockholders

In connection with the proposed acquisition, QXO expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of QXO that also constitutes a preliminary joint proxy statement of each of QXO and TopBuild. After the registration statement is declared effective, each of QXO and TopBuild will mail a definitive joint proxy statement/prospectus to stockholders of QXO and TopBuild, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that QXO or TopBuild may file with the SEC in connection with the proposed acquisition. INVESTORS AND SECURITY HOLDERS OF QXO AND TOPBUILD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by QXO or TopBuild through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by QXO will be available free of charge on QXO’s website at https://investors.qxo.com and copies of the documents filed with the SEC by TopBuild will be available free of charge on TopBuild’s website at https://www.topbuild.com/investors. Additionally, copies may be obtained by contacting the investor relations department of QXO or TopBuild.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

QXO and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from QXO’s stockholders in connection with the proposed acquisition. Information regarding QXO’s directors and its executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the captions “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation,” and “Director Compensation” contained in QXO’s definitive proxy statement on Schedule 14A for QXO’s 2026 annual meeting of stockholders, which was filed with the SEC on March 24, 2026. To the extent holdings of QXO’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes will be reflected on Statements of Beneficial Ownership on Form 4 filed with the SEC.

TopBuild and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from TopBuild’s stockholders in connection with the proposed acquisition. Information regarding TopBuild’s directors and its executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the captions “Common Stock Ownership of Officers, Directors and Significant Shareholders,” “Compensation Committee Report,” and “Director Compensation” contained in TopBuild’s definitive proxy statement on Schedule 14A for TopBuild’s 2026 annual meeting of stockholders, which was filed with the SEC on March 17, 2026. To the extent holdings of TopBuild’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes will be reflected on Statements of Beneficial Ownership on Form 4 filed with the SEC.

The information regarding the interests of such participants in the solicitation of proxies in respect of the proposed acquisition will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.